Exhibit 99.1

NuCana plc Announces Withdrawal of Public Offering of ADSs

Edinburgh, United Kingdom, January 25, 2019 (GLOBE NEWSWIRE) – NuCana plc (Nasdaq: NCNA), a clinical-stage biopharmaceutical company (the “Company”) focused on significantly improving treatment outcomes for patients with cancer, announced today that it has withdrawn the proposed underwritten offering of American Depositary Shares (“ADSs”). The Company believes it is not in the best interest of its shareholders to raise equity capital in the current market environment. The Company remains well capitalized with a cash position of approximately £77 million as of December 31, 2018 to fund its key programs.

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTideTM technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® (NUC-1031) and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer.

Forward-Looking Statements

This press release may contain “forward -looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the Company’s cash runway to fund its clinical programs and the initiation, timing, progress and results of clinical studies of the Company’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, subsequent reports that the Company files with the SEC and the preliminary prospectus supplement related to this offering. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith, Chief Executive Officer    T: +44 131-357-1111    E: info@nucana.com

Westwicke Partners

Chris Brinzey    T: +1 339 970 2843    E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic    T: +1 212 223 4017    E: mjanic@rooneyco.com

Registered Office:

77-78 Cannon Street,

London, England,

EC4N 6AF, UK

Registered in England and Wales.

Company Number: 03308778